OPTIONSXPRESS HOLDINGS, INC.

January 24, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Plaza, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	William Friar Gregory Dundas
	Re:	optionsXpress Holdings, Inc. (the "Company") Registration Statement on Form S-1 (SEC File No. 333-119967) Originally Filed October 26, 2004

Ladies and Gentlemen:

        The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-119967), as amended, to 3:00pm, Eastern Standard Time, on January 26, 2005 or as soon thereafter as possible.

        The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Company hereby further acknowledges that:

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  should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call Gerald T. Nowak of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2075 as soon as the Registration Statement has been declared effective.

Very truly yours, OPTIONSXPRESS HOLDINGS, INC.
By:	/s/ DAVID A. FISHER
Name:	David A. Fisher
Its:	Chief Financial Officer